UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

TEMPUR SEALY INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31922	33-1022198
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Tempur Way
Lexington, Kentucky  40511
(Address of principal executive offices) (Zip Code)

Joseph M. Kamer, Senior Vice President, General Counsel and Secretary
(800) 878-8889
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Tempur Sealy International, Inc. (the “Company,” “we” or “our”) develops, manufactures and markets bedding products, which we sell globally. Our brand portfolio includes many highly recognized brands in the industry, including Tempur®, Tempur-Pedic®, Sealy® featuring Posturepedic® Technology and Stearns & Foster®. Our comprehensive suite of bedding products offers a variety of products to consumers across a broad range of channels.

Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), requires a reporting company to file a Form SD if it determines that any “conflict minerals” (as specified by Form SD) are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured during the calendar year ended December 31, 2017 (the “Reporting Period”). As of the date of this filing, “conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. If a reporting company determines that conflict minerals are necessary to the functionality or production of a product manufactured by the company or contracted by the company to be manufactured, then such company must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of such conflict minerals originated in a “Covered Country” or whether they are from recycled or scrap sources. As of the date of this filing, the “Covered Countries” are the Democratic Republic of the Congo or an adjoining country, which means a country that shares an internationally recognized border with the Democratic Republic of the Congo. The Conflict Minerals Rule defines the subject minerals as “conflict minerals” regardless of the geographic origin of the minerals and even if the mining and sourcing of the minerals did not fund armed conflict.

Conflict Minerals Disclosure

This is the Company’s disclosure required under the Conflict Minerals Rule for the Reporting Period. In 2013, the Company adopted a Conflict Minerals Policy (the “Policy”) that, among other things, stated the Company’s commitments (i) to support the aims and objectives of the Conflict Minerals Rule, (ii) not to knowingly procure conflict minerals that originate from the Covered Countries that are not certified as “conflict free” and (iii) to ask its suppliers to undertake reasonable due diligence with their supply chains to assure either that (x) products supplied to the Company do not contain conflict minerals as elements necessary to their production or functionality or (y) if products supplied to the Company do contain conflict minerals, they either originate outside of the Covered Countries, come from scrap or recycled sources or are supplied from smelters that have been validated by an independent private sector party to be conflict-free. We have communicated the Policy to our sourcing employees and suppliers and it is also available to the public on our website at http://investor.tempursealy.com/governance.cfm under the heading “Conflict Minerals Policy.”

Reasonable Country of Origin Inquiry and Results

The Company assessed its products for the Reporting Period and determined that certain products it manufactures or acquires under contract from suppliers contain conflict minerals. Accordingly, we conducted an RCOI that was reasonably designed to determine whether such necessary conflict minerals originated in any Covered Country. We sent our Policy, a declaration to determine the use of conflict minerals and the Electronics Industry Citizenship Coalition (“EICC”) Conflict Minerals Reporting Template (“CMRT”) developed by the EICC and the Global e-Sustainability Initiative, to each of the Company’s 100 suppliers and 100% of those suppliers completed and returned a declaration or CMRT. Eighty-seven of the Company’s suppliers stated that no conflict minerals were used in their products during the Reporting Period. The remaining 13 suppliers reported that they used one or more conflict minerals in the production of their products during the Reporting Period. Those suppliers each submitted an EICC Conflict Minerals Reporting Template listing the conflict minerals used during the Reporting Period and identifying the location of their smelters. Each of the smelters identified are on the CFSI Conflict-Free Smelter List.

Determination

Based on the information provided by our suppliers described above, the Company does not have reason to believe that its necessary conflict minerals may have originated in the Covered Countries.

In accordance with Rule 13p-1 under the Exchange Act, the Company has filed this Specialized Disclosure Form (Form SD), and such disclosure is also available to the public on our website at http://investor.tempursealy.com/sec.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:  May 25, 2018

Tempur Sealy International, Inc.

By:	/s/ Bhaskar Rao
Name:	Bhaskar Rao
Title:	Executive Vice President & Chief Financial Officer